S
COMMISSION
0549

06003021

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48069

SEC RECEIVED
MAR 01 2006
WASH, D.C. 152 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurora Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue South, Suite 1301
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff E. Margolis 212-413-4472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022-5892 (Zip Code)

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Eliott Margolis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

INDIRA ALLI
Notary Public, State of New York
No. 01AL6122206
Qualified in Queens County
Commission Expires February 7, 2009

Indira Alli
Notary Public

Jeff Eliott Margolis
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows-
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURORA CAPITAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

(CONFIDENTIAL TREATMENT REQUESTED)

AURORA CAPITAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members
Aurora Capital LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Aurora Capital LLC as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora Capital LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 13, 2006
New York, New York

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	58,664
Deposits with clearing organization		25,873
Advances to registered representatives		60,023
Property and equipment, net of accumulated depreciation of $ 70,993		-
Other assets		6,830
	$	151,390
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	18,145
Due to broker-dealer		19,867
		38,012
Commitments and contingencies (Notes 3, 4 and 5)		
Members' equity		113,378
	$	151,390

The accompanying notes are an integral part of these financial statements

AURORA CAPITAL LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenue		
Consulting, placement agency and advisory fees	$	100,600
Brokerage commissions		52,644
Expense reimbursements		2,832
Other income		42
		156,118
Expenses		
Salaries and related costs		191,431
Clearing expenses		109,917
Professional fees		44,500
Office and supplies		33,086
Regulatory fees and assessments		26,928
Telephone and communications		23,278
Occupancy costs		22,503
Quotation costs		5,399
		457,042
Net loss	$	(300,924)

The accompanying notes are an integral part of these financial statements

AURORA CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$	19,138
Contributions received from members		395,164
Net loss, year ended December 31, 2005		(300,924)
Balance, December 31, 2005	$	113,378

The accompanying notes are an integral
part of these financial statements

AURORA CAPITAL LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net loss	$	(300,924)
Changes in operating assets and liabilities		
Accounts receivable		1,380
Other assets		(5,930)
Deposits with clearing organization		(25,873)
Accounts payable and accrued expenses		12,866
Due to broker-dealer		13,181
Net cash used in operating activities		(305,300)
Cash flows from financing activities		
Members capital contributions received		395,164
Advance to employees		(60,023)
Net cash provided by financing activities		335,141
Net increase in cash and cash equivalents		29,841
Cash and cash equivalents, beginning of year		28,823
Cash and cash equivalents, end of year	$	58,664

The accompanying notes are an integral part of these financial statements

AURORA CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

1 The Company

Organization

Aurora Capital LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of New York on September 15, 1998 and received its initial member capital contributions on September 16, 1998. The Company succeeded to the business of Aurora Capital Corp. by amendment on Form BD that was filed with the National Association of Securities Dealers, Inc. ("NASD"), the Company's self-regulatory organization. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is also a member the Securities Investors Protection Corporation.

Business

The Company, which originally acted solely as placement agent in exempt securities offerings and consultant and advisor to corporate finance clients, was authorized during 1999 by the NASD to expand its lines of business into public securities market activities. The Company commenced such activities in August 1999.

The principal business activities of the Company are (i) to act as placement agent in the private placement of securities in offerings exempt from registration under the Securities Act of 1933, as amended (ii) to act as a broker of securities, clearing public securities transactions on a fully disclosed basis through one or more independent clearing firms and (iii) acting as a consultant and advisor to its corporate finance clients. The Company focuses its activities primarily, but not exclusively, on companies involved in the life sciences and medical technologies industries. The Company's business operates principally in the United States of America from its office located in New York, New York.

Members' capital

Aurora Capital Corp. contributed all of the net assets related to its securities brokerage and investment banking business, subject to all of its liabilities, in exchange for a 53.7% member interest in the Company in 1998. Through December 31, 2005, that percentage has been adjusted to 41.0% due to member contributions, withdrawals and other capital adjustments. Aurora Capital Corp. is the sole managing member of the Company.

On July 1, 2005, the Company liquidated the 6.6% member interest of another member in accordance with the terms of the Company's operating agreement and admitted a new member who contributed $390,000 to the Company and received a 41.0% member interest.

During 1998, a member contributed $300,000 to the Company and was entitled, among other rights, to a "Preferred Return Distribution" on its contribution. The Preferred Return Distribution, which was to be paid before any cash distributions are made to any other members, was the greater of a fixed minimum return, equal to 15% of that member's adjusted capital contribution, or that member's profit percentage. The Preferred Return Distribution was further limited on a cumulative basis to the cumulative fixed minimum return or the cumulative profit percentage, both as defined in the Company's operating agreement, whichever amount is greater. The Preferred Return Distribution was cumulative and payable only when declared by the managing member. Pursuant to the Amended and Restated Limited Liability Company Operating Agreement, effective July 21, 2005, the preferred return distribution was terminated. During 2005, no

1 The Company (continued)

amounts were declared payable by the managing member and no payments were made by the Company in relation to the Preferred Return Distribution.

2 Significant accounting policies

Revenue recognition

Consulting, placement agency and advisory fees are recognized when earned and are no longer subject to negotiation or refund.

Brokerage commissions and related expenses are recognized on a trade-date basis, as securities transactions occur.

The Company's placement agency fees generally range between 5% and 10% of the gross cash proceeds raised for the issuer and are typically payable in cash, at closing. The Company's fees often include warrants to purchase a specified number of the issuer's securities, generally ranging between 5% and 10% of the number of securities placed by the Company in the offering.

In accordance with EITF 99-19, reimbursements for out of pocket expenses are reported as revenue in the accompanying statement of operations.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. All of the Company's cash and cash equivalents are maintained at one financial institution at December 31, 2005.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are carried at cost. Major additions and betterments are capitalized while normal repairs and maintenance, which do not extend the lives of the assets, are expensed as incurred.

Depreciation of property and equipment and amortization of capitalized lease assets is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the personal responsibility of the members.

The Company is subject to unincorporated business taxes in the City of New York. No provision or liability is required for the year ended December 31, 2005.

2 Significant accounting policies (continued)

The Company has elected the cash basis of accounting for income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

The income tax returns of the Company are subject to examination by federal and state taxing authorities. Such examinations could result in adjustments to net income, which changes could affect the income tax liability of the individual members.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3 Due to broker-dealer

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. In accordance with the terms of its correspondent clearing agreement with one of its clearing firms, the Company is required to maintain a minimum deposit of $25,000 with the clearing organization. The deposit serves as collateral for amounts due to the clearing broker-dealer.

4 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2005, the Company had net capital of $46,525, which was $41,525 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.8:1. No capital was withdrawn and no cash distributions were paid in 2005.

5 Related party transactions

During 2005, the Company earned consulting fees of $55,600 from the managing member and its affiliates related primarily to due diligence consulting services.

During 2002, the managing member entered into an agreement with the Company to allocate certain occupancy and overhead of the Company to the managing member based on utilization of their shared office space. During 2005, an affiliate of the managing member entered into an agreement with the Company to allocate certain occupancy and overhead of the Company to the affiliate based on utilization of their shared office space. The managing member and the affiliate had assumed occupancy costs of $52,748 during the year ended December 31, 2005. There was no amount receivable from the managing member at December 31, 2005.

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

6 Commitments and contingencies

On November 17, 2005 the Company entered into a capital lease for equipment. This equipment was not placed in service as of December 31, 2005 and as such the asset and liability were not recorded in the statement of financial position. The lease has a term of 5 years with monthly payments of $307.

AURORA CAPITAL LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL

Total members' equity		$ 113,378
Less nonallowable assets		
Advances to registered representatives	60,023	
Other assets	6,830	
		66,853
Net capital		$ 46,525
Net capital required		$ 5,000
Excess net capital		$ 41,525
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 42,724

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 38,012
Ratio of aggregate indebtedness to net capital	0.82:1

There were no material differences between the calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report form X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members of
Aurora Capital LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of Aurora Capital LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management and the Board of Directors.

This report is intended solely for the use of Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 13, 2006
New York, New York